UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G/A

(Name of Issuer)
Affiliated Resources, Inc.

(Title of Class of Securities)
Common Stock

(CUSIP Number)
00827A108

(Date of Event which requires this Statement)
September 25, 2000


1)     NAME OF REPORTING PERSON
       Ron F. Bearden

2)     MEMBER OF A GROUP?
       (b) X

3)     SEC Use Only

4)     CITIZENSHIP/PLACE OF ORGANIZATION
       US CITIZEN

NUMBER           5)     SOLE VOTING POWER
OF                      0
SHARES           6)     SHARED VOTING POWER
BENEFICIALLY            None
OWNED BY         7)     SOLE DISPOITIVE POWER
EACH                    0
REPORTING        8)     SHARE DISPOSITIVE POWER
PERSON                  None
WITH

9)     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       0

10)    CHECK IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES [ ]

11)    PERCENT OF CLASS REPRESENTED BY AGGREGATE AMOUNT BENEFICIALLY OWNED
       0%

12)    TYPE OF REPORTING PERSON
       IN


ITEMS 1 - 10 OF GENERAL INSTRUCTIONS

Item 1.
(a)Name of Issuer:  Affiliated Resources
(b)Address of Issuer: 3050 Post Oak Blvd., Suite 1080 Houston, TX 77056

Item 2.
(a)Name of Person Filing:  Ron F. Bearden
(b)Address of Person Filing:2800 Post Oak Blvd., Suite 5260 Houston, TX 77056
(c)Citizenship:  US Citizen
(d)Title of Class of Securities:  Common Stock
(e)CUSIP Number:  00827A108

Item 3.
If this statement is filed pursuant to 13d-1(b) or 13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership
(a)Amount Beneficially Owned:  0
(b)Percent of Class:  0%
(c)Number of Shares as to which such person has:
(i)sole power to vote or to direct the vote:
     0
(ii)shared power to vote or to direct the vote:
     0
(iii)sole power to dispose or to direct the disposition of:
     0
(iv)shared power to dispose or to direct the disposition of:
     0

Item 5. Ownership of Five Percent or Less of Class:
        If this statement is being filed to report that as of the date hereof, the reporting person has ceased to be the beneficial owner of more than five persent of the class of securities, check the following [x]

Item 6. Ownership of More than Five Percent on Behalf of Another
Person: N/A

Item 7. Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding
Company: N/A

Item 8. Identification and Classification of Members of the Group:
        N/A

Item 9. Notice of Dissolution of Group:
        N/A

Item 10. Certification:
        By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:     October 12, 2000

                                        /s/ Ron F. Bearden
                                        ------------------
                                        Ron F. Bearden